UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

COMMUNITY FINANCIAL SHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

Fullerton Capital Partners, L.P.

100 Drakes Landing Road, Suite 300

Greenbrae, California 94904

(415) 800-8212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 20366P 10 0

1	NAME OF REPORTING PERSON Fullerton Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,043 shares of Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 686,043 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,043 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Community Financial Shares, Inc. (the “Company”), a Maryland corporation whose principal executive offices are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Fullerton Capital Partners, L.P. (“FCP” or the “Reporting Person”). RBF Capital, LLC is a single member limited liability company and serves as the general partner of Fullerton Capital Partners, L.P. Richard B. Fullerton is the managing member of RBF Capital, LLC.

(b)	The Reporting Person’s principal business address is 100 Drakes Landing Road, Suite 300, Greenbrae, California 94904.

(c)	The principal business of FCP is to invest in securities.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a California limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, FCP purchased 18,713 shares of Series C Convertible Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), and 6,280 shares of Series D Convertible Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”). Funds for such purchases were derived from available working capital of FCP. A total of $2,499,300 was paid to acquire such Series C Preferred Stock and Series D Preferred Stock.

Item 4.	Purpose of Transaction

On December 21, 2012, the Reporting Person acquired 18,713 shares of Series C Preferred Stock and 6,280 shares of Series D Preferred Stock for investment purposes, pursuant to the Stock Purchase Agreement, dated November 13, 2012, among the Reporting Person, the Company and the other parties signatory thereto (the “Stock Purchase Agreement”). Under the Stock Purchase

Agreement, FCP has the right to acquire additional shares of Series C Preferred Stock and Series D Preferred Stock to the extent its ownership interest in the Company is diluted by the issuance of shares in a rights offering previously conducted by the Company. The Reporting Person believes that the Series C Preferred Stock and Series D Preferred Stock, when purchased, represented an attractive investment opportunity.

The relative rights and preferences of the Series C Preferred Stock were initially established by the Series C Preferred Stock Certificate of Designations, dated December 21, 2012. On June 13, 2013, the stockholders of the Company approved an amendment to the Certificate of Designations for the Company’s Series C Preferred Stock to include conversion blockers that prevent a holder of the Series C Preferred Stock from converting shares of the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.9% or 4.9%, as applicable, of the Company’s outstanding Common Stock. The amendment became effective upon the Company’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Delaware Secretary of State on June 14, 2013. Pursuant to the terms of the Amended and Restated Certificate of Designations for the Series C Preferred Stock, the 9.9% conversion blocker (the “9.9% Conversion Blocker”) is applicable to the Reporting Person because the Reporting Person purchased shares of shares of Series C Preferred Stock and Series D Preferred Stock under the Securities Purchase Agreement

Subject to the 9.9% Conversion Blocker, the Series C Preferred Stock owned by the Reporting Person is convertible into such number of shares of Common Stock as is obtained by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) $1.00 (as may be adjusted). On any matter presented to the holders of the Common Stock for a vote by them at any meeting of such holders (or by written consent thereof in lieu of meeting), each holder of Series C Preferred Stock shall be entitled to cast a number of votes equal to the maximum number of shares of Common Stock into which such holder’s shares of Series C Preferred Stock are convertible (without regard to any limitations on the conversion of the Series C Preferred Stock provided by the Amended and Restated Series C Certificate of Designations) as of the record date for determining holders of the Common Stock entitled to vote on such matter. The Series C Preferred Stock also has the right to vote as a class with respect to any amendment significantly and adversely affecting the terms of the Series C Preferred Stock.

Pursuant to the Certificate of Designations establishing the Series D Preferred Stock, each of share of Series D Preferred Stock is convertible into one share of Series C Preferred Stock, provided no such conversion may result in a holder, together with its affiliates, owning or controlling in the aggregate more than a 9.99% voting ownership interest in the Company, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and its affiliates of voting securities of the Company. In addition, the Series D Preferred Stock may be convertible into Common Stock only (i) simultaneously with the closing of a transfer to a transferee of such Series D Preferred Stock pursuant to Permitted Transfer (as defined below) (an “Eligible

Transferee”) and (ii) at the sole discretion of the Eligible Transferee into a number of shares of Common Stock determined by dividing $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) by $1.00 (as may be adjusted), upon written notice from the Eligible Transferee. “Permitted Transfer” means a transfer by any holder: (a) in a widespread public distribution, (b) in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (c) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the holder. The Series D Preferred Stock has no voting rights other than with respect to any amendments significantly and adversely affecting the terms of the Series D Preferred Stock.

As a result of the 9.9% Conversion Blocker, FCP may be deemed to beneficially own 686,043 shares of Common Stock convertible from the Series C Preferred Stock it holds. Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013. The foregoing excludes 1,185,257 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person and 628,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person. Without the 9.9% Conversion Blocker, the Reporting Person would be deemed to beneficially own 2,499,300 shares of Common Stock.

Concurrently with the execution of the Stock Purchase Agreement, the Company and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Series C Shares under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

The foregoing summary of certain terms of the Stock Purchase Agreement, the Amended and Restated Series C Certificate of Designations, the Series D Certificate of Designations and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D.

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Person may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions. The Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed the beneficial owner of 686,043 shares of Common Stock convertible from the Series C Preferred Stock it holds. Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013. The foregoing excludes 1,185,257 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person and 628,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person. Without the 9.9% Conversion Blocker, the Reporting Person would be deemed to beneficially own 2,499,300 shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power over the 686,043 shares of Common Stock convertible from the Series C Preferred Stock it holds. Such shares represent 9.9% of the Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013. The foregoing excludes 1,185,257 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person and

628,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person. Without the 9.9% Conversion Blocker, the Reporting Person would be deemed to have sole voting and dispositive power over 2,499,300 shares of Common Stock.

(c) Other than the purchase of shares described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4 above, in connection with the issuance of the shares of Series C Preferred Stock and Series D Preferred Stock on December 21, 2012, the Reporting Person entered into the Stock Purchase Agreement, which is filed as Exhibit 1 to this Schedule 13D. The rights and privileges of the Series C Preferred Stock and Series D Preferred Stock are contained in the Amended and Restated Series C Certificate of Designations and Series D Certificate of Designations. The Amended and Restated Series C Certificate of Designation and the Series D Certificate of Designations are filed as Exhibits 2 and 3, respectively, to this Schedule 13D. The Registration Rights Agreement is filed as Exhibit 4 to this Schedule 13D. Other than the Stock Purchase Agreement, the Amended and Restated Series C Certificate of Designations, the Series D Certificate of Designations and the Registration Rights, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

1.	Stock Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

2.	Amended and Restated Certificate of Designations for the Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (incorporated by reference to Annex D to the Company’s definitive proxy statement filed on April 29, 2013)

3.	Certificate of Designations establishing Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 26, 2012)

4.	Registration Rights Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 1st, 2013	FULLERTON CAPITAL PARTNERS, L.P.

	By:	/s/ Richard B. Fullerton
Richard B. Fullerton
Managing member of RBF Capital, LLC, its general partner